2600 One Commerce Square Philadelphia, PA 19103-7098 T: (215) 564-8099 F: (215) 564-8120

November 28, 2016

Via EDGAR Transmission

Jaea Hahn
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Delaware Group Global & International Funds (the "Registrant")
File Nos.: 033-41034/811-06324

Dear Ms. Hahn:

On behalf of the Registrant, the following are its responses to the comments of the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC").  The comments were received on October 20, 2016 with respect to the Registrant's Post-Effective Amendment No. 65 ("PEA No. 65") to its Registration Statement on Form N-1A that was filed on August 24, 2016 pursuant to Rule 485(a) under the Securities Act of 1933, as amended.  The purpose of the filing was to make certain material revisions to the Registrant's Focus Global Growth Fund, which will now be known as the International Small Cap Fund (the "Fund").  Each Staff comment is summarized below, followed by the Registrant's response to the comment.

A.  Prospectus

1.
Comment:  Confirm that the Fund's fee waiver/expense reimbursement will be in effect for at least a year and that the waiver/reimbursement is not subject to recoupment.  File any contractual fee waiver/expense reimbursement with the Fund's next post-effective amendment.

Response:  The Registrant confirms that the waiver/reimbursement will be in effect for a year and that any such waiver/reimbursement will not be subject to recoupment.  The Registrant will file a copy of the waiver/reimbursement agreement with the Fund's next post-effective amendment.

2.	Comment: Confirm whether shorting is a principal investment strategy for the Fund. If so, add a line item to the fee table regarding short sales expense.

Jaea Hahn
U.S. Securities and Exchange Commission
November 28, 2016
Page 2 of 6

Response: Engaging in short sales is not a principal investment strategy.

3.	Comment: Remove the "if not redeemed" column for Class C shares in the expense example section of the Fund summary.

Response:  The Registrant respectfully declines to accept this comment because it believes the information is permitted by Instruction 4(f) to Item 4 of Form N-1A.  The Registrant will add disclosure to the narrative explanation preceding the expense example explaining that the second column for Class C shares assumes that these shares are not redeemed.

4.
Comment:  Show the market capitalization range of the S&P Developed ex U.S. BMI Index in the principal strategies section of the prospectus.  Also, confirm whether the Fund will continue to hold companies that no longer meet the definition of small cap securities as described in the Fund's principal investment strategies.

Response:  The Registrant will revise the investment strategies disclosure to remove the reference to the S&P index and to explain that the portfolio management team will consider any company with a market capitalization of $5 billion or less to be a small cap.  The Registrant confirms that the Fund may continue to hold shares of a company whose market cap exceeds $5 billion market cap due to an increase in the company's value.

5.
Comment:  The Fund's principal investment risks include derivatives risk, but the principal investment strategies section does not include a corresponding discussion of how the Fund uses derivatives as part of its investment strategy.  Revise the principal investment strategies or risks, as appropriate.

Response: Investments in derivatives are not a principal investment strategy of the Fund. Accordingly, the Registrant will remove derivatives risk from the principal investment risks section.

6.
Comment:  If the Fund will invest in total return swaps, include such disclosure and confirm that the Fund will segregate assets as required under the Investment Company Act of 1940 and Staff positions.

Response:  The Registrant confirms that the Fund does not currently intend to invest in total return swaps.  If, in the future, the Fund does so, it will revise its prospectus and/or statement of additional information disclosure accordingly and will comply with the segregation requirements pursuant to the 1940 Act and Staff positions.

7.
Comment:  The Fund's principal investment risks described in "Investments not guaranteed by Delaware Management Company (Manager) or its affiliates" do not apply to the Fund and address regulations not applicable to U.S.-registered funds.  Accordingly, remove this disclosure.

Jaea Hahn
U.S. Securities and Exchange Commission
November 28, 2016
Page 3 of 6

Response:  The Registrant respectfully declines to accept this comment.  As previously discussed with the Staff, Macquarie Group Limited, the ultimate parent of the Fund's investment ("Adviser"), is regulated by the Australian Prudential Regulation Authority (APRA) as the non-operating holding company of Macquarie Bank Limited (MBL), a licensed Australian bank.  APRA requires the inclusion of this disclosure in the registration statements of funds that are managed by MBL affiliates.  The disclosure is designed to enable counterparties, including fund investors, to clearly distinguish between dealings with MBL and those with other Macquarie Group entities, such as Delaware Investments, and is required under paragraph 17 of Australian Prudential Standard 222.  The Registrant also notes that in a prior filing involving an affiliated fund and in response to a Staff comment, this risk disclosure was revised to reflect that the Delaware Investments Family of Funds are not subject to Australian bank regulations, which change is reflected in this PEA No. 65.  Accordingly, the Registrant must include this information in the summary section of the prospectus, but will move the disclosure into the introductory paragraph of this section.

8.	Comment: In the Fund's average annual total return table clarify the benchmark parentheticals so that Fund shareholders know what expenses are included in the gross and net benchmark numbers.
Response: The requested change will be made.

9.	Comment: Under "The securities in which the Fund typically invests – Illiquid securities," confirm who makes the determination as to what securities are illiquid.

Response:  Liquidity determinations are made using a combination of external quantitative measures and internal quantitative and qualitative scoring that is administered by legal and compliance personnel with involvement from the Manager's portfolio management personnel.

10.
Comment:  Under "The securities in which the Fund typically invests – Real estate investment trusts (REITs)," move the discussion of real estate investment trust disclosure to the "Other investment strategies" because investing in REITs is not a principal investment strategy of the Fund.  Also, remove the REIT risk disclosure from "The risks of investing in the Fund" section.

Response: The requested changes will be made.

11.
Comment:  Under "The securities in which the Fund typically invests – Equity linked securities," revise the disclosure to explain what equity linked securities are and to what extent the Fund may invest in other investment companies.

Response: The requested changes will be made.

Jaea Hahn
U.S. Securities and Exchange Commission
November 28, 2016
Page 4 of 6

12.
Comment:  Under "The risks of investing in the Fund – Counterparty risk," add disclosure noting that to the extent that the Fund's investments in futures and options are considered illiquid, they are subject to its 15% limitation on investments in illiquid securities.

Response: The Registrant respectfully declines to accept this comment because the Fund's derivatives disclosure already notes that this fact.

13.
Comment:  Under "The risks of investing in the Fund – Derivatives risk," expand the disclosure to address specifically the risks posed by the Fund's derivatives strategies.  Also, move the derivatives risk section next to the disclosure regarding counterparties risk.

Response: The Registrant has removed this disclosure because derivative investments are not a principal investment strategy of the Fund. See also comment/response 5.

14.	Comment: Under "Who manages the Fund – Portfolio managers," clarify exactly when the portfolio managers began managing the Fund.
Response: The requested change will be made.

15.
Comment:  Under "Who manages the Fund – Supplemental Performance Information," make the following revisions: (i) revise the name of the section to clarify that the section does not show the Fund's prior performance; (ii) describe the investment objective and strategies of the accounts that make-up the composite; and (iii) clarify the exact number of discretionary separately managed accounts that comprise the composite.

Response:  The Registrant has decided to remove this disclosure in its entirety from the Fund's prospectus.  It will not be included in the Fund's next post-effective amendment addressing the comments received from the Staff on PEA No. 65.

16.
Comment:  Under "Who manages the Fund – Supplemental Performance Information," confirm that (i) any differences between the Fund's investment objective and strategies and the composite's are immaterial; (ii) "Composite Net of Mgmt Fees" column in the calendar year total return table is net of all actual fees and expenses; and (iii) the Fund's adviser has all the necessary records to substantiate the composite performance information.

Response: See response to Comment 15.

17.
Comment:  Under "Who manages the Fund – Supplemental Performance Information," note in the footnote section that the comparative benchmark in the calendar year total return table is different than the Fund's benchmark.

Response: See response to Comment 15.

Jaea Hahn
U.S. Securities and Exchange Commission
November 28, 2016
Page 5 of 6

18.	Comment: Under "About your account – Waivers of contingent deferred sales charges," provide a cross-reference to the Fund's fee table.
Response: The requested change will be made.

19.	Comment: Under "About your account – Fair valuation," consider moving the disclosure about investing primarily in foreign securities to the Item 9 risk section.
Response: The Registrant will add disclosure under foreign risk in the Item 9 section noting the valuation risks associated with investing in non-U.S. securities.

20.	Comment: Consider moving the "Risks of market timing" under the "Frequent trading of Fund shares (market timing and disruptive trading)" to the Item 9 risk disclosure.

Response:  The Registrant respectfully declines to accept this comment as it does not believe that this is a principal risk of investing in the Fund and the disclosure addresses the information required by Item 11(e) of Form N-1A.

21.	Comment: Under "Dividends, distributions, and taxes – Avoid "buying a dividend,"" disclose when the Fund plans to declare and distribute income and gains.
Response: The requested change will be made.

22.
Comment:  Consider moving the risk disclosure about large investments or redemptions due to allocations or rebalancings by funds of funds and/or similar investment vehicles from the "Investments by funds of funds and similar investment vehicles" section to the Item 9 risk section.

Response: The Registrant respectfully declines to accept this comment because it does not believe that this is a principal risk of investing in the fund.

B.  Statement of Additional Information

23.	Comment: Include the disclosure in the third paragraph under the "Portfolio Turnover" section in the SAI in the portfolio turnover section of the summary section of the prospectus.
Response: The requested change will be made.

Jaea Hahn
U.S. Securities and Exchange Commission
November 28, 2016
Page 6 of 6

* * *
Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses presented above.

Sincerely yours,

/s/Jonathan M. Kopcsik
Jonathan M. Kopcsik

cc:	Emilia P. Wang
Delaware Investments